                                                                    EXHIBIT 99.8



HEADLINE: FIDELITY NATIONAL FINANCIAL INC. SUBMITS PROPOSAL TO ACQUIRE GIANT GROUP, LTD.


DATELINE: IRVINE, CALIF., FEBRUARY 15, 1996


BODY:
           Fidelity National Financial Inc. (NYSE: FNF), one of the nation's leading title insurance underwriters, announced today that it has submitted a proposal to the Board of Directors of Giant Group, Ltd. to acquire Giant Group. (NYSE: GPO). Under the proposal, Giant stockholders would receive Fidelity common stock worth $12.00 per Giant share, subject to a collar to be negotiated. Based on yesterday's closing price, the exchange ratio would be
 .6857 of a Fidelity share for each Giant share. Fidelity conditioned its offer on Giant agreeing to abandon its proposal to exchange a new series of preferred stock for common stock of Rally's Hamburgers, Inc. Fidelity's offer is scheduled to expire on the close of business of Wednesday, February 21, 1996.

           William P. Foley II, Chairman and Chief Executive Officer of Fidelity, stated that "We believe our proposal represents an opportunity for Giant stockholders to realize extraordinary value for their shares. Our proposed purchase price represents nearly a 100% premium over the unaffected trading price of Giant stock in November 1995, prior to the time that Fidelity's buying program became most active." Foley further explained that "Giant's stockholders would benefit from owning a more actively traded stock and participating in the future growth of Fidelity which, unlike Giant, is truly an operating entity."

           Fidelity, which currently owns 695,489 shares of Giant common stock, representing approximately 14.6 percent of the outstanding shares, set forth its proposal in a letter to Burt Sugarman, Giant's Chairman and Chief Executive Officer. The letter stated that Fidelity's preference is to complete a friendly, negotiated transaction. However, the letter also indicated that if discussions with Giant's Board do not prove fruitful, Fidelity may appeal directly to Giant's stockholders, including by soliciting proxies in connection with Giant's 1996 annual meeting to take control of the Board with individuals committed to facilitating Fidelity's proposed transaction or, if such a transaction cannot be completed, considering a liquidation of Giant.

           The letter also criticized several recent actions taken by Giant's management, including stock repurchases, consenting to Rally's debt repurchase and adoption of a poison pill antitakeover defense. In particular, Fidelity questioned the terms of the proposed Giant exchange offer with Rally's in which Giant has offered to pay a 39% premium for Rally's common stock despite Rally's having incurred yearly operating losses beginning with the fiscal year ended January 2, 1994. Fidelity challenged





                              Page 13 of 14 Pages

Giant to submit the exchange offer to a vote of Giant's stockholders.

           Headquartered in Irvine, Fidelity National Financial Inc. is one of the largest national underwriters engaged in the business of issuing title insurance and performing other title-related services in 49 states, the District of Columbia, Puerto Rico, the Bahamas and the Virgin Islands through its principal underwriting subsidiaries: Fidelity National Title Insurance Co., Fidelity National Title Insurance Co. of California, Fidelity National Title Insurance Co. of Pennsylvania, Fidelity National Title Insurance Co. of Tennessee and American Title Insurance Co.

CONTACT: Andrew F. Puzder, Executive Vice President and General Counsel, of Fidelity National Financial, 714-622-5000





                              Page 14 of 14 Pages